

October 12, 2010

Via U.S. Mail and facsimile to (832) 636-6001

Donald R. Sinclair
President and Chief Executive Officer
Western Gas Partners, LP
1201 Lake Robbins Drive
The Woodlands, Texas 77380

      Re: **Western Gas Partners, LP**
              Form 10-K for the Fiscal year Ended December 31, 2009
              Filed March 11, 2010
              File No. 001-34046

Dear Mr. Sinclair:

      We have reviewed your response dated September 24, 2010 to our comment letter and have the following additional comment.

      Please respond to this letter within ten business days by amending your filing, by providing the requested information, or by advising us when you will provide the requested response.

Item 10. Directors, Executive Officers and Corporate Governance, page 89

Management of Western Gas Partners, LP, page 89

1. We note your response to comment 3 in our letter dated September 13, 2010. Given that four of your named executive officers devoted 50% or more of their time to the partnership, please describe in greater detail how each element of compensation was calculated for the executive officers.

Please contact Ronald E. Alper, Staff Attorney, at (202) 551-3329, Brigitte Lippmann, Special Counsel, at (202) 551-3713, or me at (202) 551-3720 with any questions.

Sincerely,

H. Christopher Owings
Assistant Director